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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                               ----------------

                              WALBRO CORPORATION
                           (Name of Subject Company)

                          TI AUTOMOTIVE SYSTEMS, INC.
                                 TI GROUP PLC
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.50 PER SHARE
                 (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE
                SERIES A JUNIOR PARTICIPATING PREFERRED STOCK)
                        (Title of Class of Securities)

                                   931154108
                     (CUSIP Number of Class of Securities)

                                David Lillycrop
                         Director and General Counsel
                                 TI Group plc
                               50 Curzon Street
                                London W1Y 7PN
                              011-44-171-560-5700
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                   and Communications on Behalf of Bidders)

                                  Copies to:
                            John Evangelakos, Esq.
                              Sullivan & Cromwell
                               125 Broad Street
                           New York, New York 10004
                                (212) 558-4000

                          CALCULATION OF FILING FEE:

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
       Transaction Valuation*                             Amount of Filing Fee
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            $257,946,120                                       $51,589.22
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

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 12,897,306 shares of Common Stock, par value $.50 per share (together with the associated rights to purchase Series A Junior Participating Preferred, the "Shares"), at a price per Share of $20 in cash. Such number of shares represents all the Shares outstanding as of May 3, 1999, plus the number of Shares issuable upon the exercise of outstanding options or other rights to acquire Shares.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: None  Filing Party: N/A       Page 1 of 5 Pages
  Form of Registration No.: N/A Date filed: N/A   Exhibit Index on page

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Item 1. Security and Subject Company.

  (a) The name of the subject company is Walbro Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 1227 Centre Road, Auburn Hills, Michigan 48326.

  (b) The class of securities to which this statement relates is the common stock, par value $.50 per share (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights" and together with the Common Stock, the "Shares"), of the Company. The information set forth in the Introductory Section (including the section entitled "Certain Conditions to the Offer") and Section 1 of the Offer to Purchase (the "Offer to Purchase") annexed hereto as Exhibit (a) (1) is incorporated herein by reference.

  (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

  (a)-(d);(g) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of TI Group plc, a company organized under the laws of England and Wales ("Parent") and of TI Automotive Systems, Inc., a Delaware corporation ("Purchaser"), an indirect wholly-owned subsidiary of Parent, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule A to the Offer to Purchase and are incorporated herein by reference.

  (e)-(f) During the last five years, neither Purchaser nor Parent, nor, to the best of Parent's knowledge, any of the directors or executive officers of Purchaser or Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

  (a)-(b) The information set forth in the Introductory Section and Sections 10 and 12 of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

  (a)-(b) The information set forth in Section 14 of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

  (a)-(g) The information set forth in the Introductory Section and Sections 7 and 11 of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

  (a)-(b) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

  The information set forth in the Introductory Section and Sections 9 and 12 of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

  The information set forth in Section 17 of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

  The information set forth in Section 9 of the Offer to Purchase and the information annexed hereto as Exhibits (g)(1) and (g)(2) is incorporated herein by reference.

Item 10. Additional Information.

  (a) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

  (b)-(d) The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

  (e) Not applicable.

  (f) Not applicable.

Item 11. Material to be filed as Exhibits.

 (a)(1) Offer to Purchase, dated May 4, 1999.
 (a)(2) Letter of Transmittal with respect to the Shares.
 (a)(3) Form of letter, dated May 4, 1999, to brokers, dealers, commercial banks, trust companies and nominees.
 (a)(4) Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and nominees.
 (a)(5) Press Release, dated April 28, 1999.
 (a)(6) Form of newspaper advertisement, dated May 4, 1999.
 (a)(7) Notice of Guaranteed Delivery.
 (a)(8) IRS Guidelines to Substitute Form W-9.
 (b)(1) Agreement, dated April 27, 1998, among TI Group plc, TI International
        Holdings Limited, ABN AMRO Bank N.V., Citibank, N.A. and Midland Bank plc as Arrangers, HSBC Investment Bank plc as Agent, and certain lenders named therein.
 (b)(2) Syndication Agreement, dated June 23, 1998, among TI Group plc, TI
        International Holdings Limited, ABN AMRO Bank N.V., Citibank, N.A. and
        Midland Bank plc as Arrangers, HSBC Investment Bank plc as Agent, and certain lenders named therein.
        Agreement and Plan of Merger, dated as of April 27, 1999, among the
 (c)(1) Company, Parent and Purchaser.
 (c)(2) First Amendment to Agreement and Plan of Merger, dated as of May 3,
        1999, among the Company, Parent and Purchaser.
 (d)    None.
 (e)    None.
 (f)    None.
 (g)(1) TI Group plc's Annual Report to Shareholders for the year ended
        December 31, 1997.
 (g)(2) TI Group plc's Annual Report to Shareholders for the year ended
        December 31, 1998.

                                       3
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                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 1999

                                          TI GROUP PLC

                                          By: /s/ David P. Lillycrop  _________
                                          Name: David P. Lillycrop
                                          Title: Director

                                          TI AUTOMOTIVE SYSTEMS, INC.

                                          By: /s/ William J. Laule  ___________
                                          Name: William J. Laule
                                          Title:  President


                                       4
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                                 EXHIBIT INDEX

 Exhibit                                                                  Page
 Number                           Exhibit Name                           Number
 -------                          ------------                           ------
 (a)(1)  Offer to Purchase, dated May 4, 1999..........................
 (a)(2)  Letter of Transmittal with respect to the Shares..............
 (a)(3)  Form of letter, dated May 4, 1999, to brokers, dealers, commercial banks, trust companies and nominees................
 (a)(4)  Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and nominees................
 (a)(5)  Press Release, dated April 28, 1999...........................
 (a)(6)  Form of newspaper advertisement, dated May 4, 1999............
 (a)(7)  Notice of Guaranteed Delivery.................................
 (a)(8)  IRS Guidelines to Substitute Form W-9.........................
 (b)(1)  Agreement, dated April 27, 1998, among TI Group plc, TI
         International Holdings Limited, ABN AMRO Bank N.V., Citibank,
         N.A. and Midland Bank plc as Arrangers, HSBC Investment Bank
         plc as Agent, and certain lenders named therein...............
 (b)(2)  Syndication Agreement, dated June 23, 1998, among TI Group plc, TI International Holdings Limited, ABN AMRO Bank N.V.,
         Citibank, N.A. and Midland Bank plc as Arrangers, HSBC
         Investment Bank plc as Agent, and certain lenders named
         therein.......................................................
 (c)(1)  Agreement and Plan of Merger, dated as of April 27, 1999, among the Company, Parent and Purchaser.......................
 (c)(2)  First Amendment to Agreement and Plan of Merger, dated as of
         May 3, 1999, among the Company, Parent and Purchaser..........
 (d)     None..........................................................
 (e)     None..........................................................
 (f)     None..........................................................
 (g)(1)  TI Group plc's Annual Report to Shareholders for the year ended December 31, 1997.......................................
 (g)(2)  TI Group plc's Annual Report to Shareholders for the year ended December 31, 1998.......................................